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                                                                   EXHIBIT 99.12

      PRN 12:13 MASLAND CORPORATION ANNOUNCES INTENT TO ACQUIRE ASSETS OF
             THE ACOUSTIC MATERIALS BUSINESS OF DEXTER CORPORATION

     CARLISLE, Pa., June 4 /PRNewswire/ -- Masland Corporation (Nasdaq-NNM:MSLD), a leading supplier of soft surface interior trim and acoustic components to the automotive industry, today announced its intention to acquire the assets of the Acoustic Materials Business of The Dexter Corporation (NYSE:
DEX). Consummation of the proposed transaction would be subject to favorable completion of further due diligence by Masland, the execution of definitive and mutually satisfactory legal documentation for the transaction, approval of Masland's Board of Directors, receipt of all consents and approvals of third parties as may be required, and Hart-Scott-Rodino approval.

     The Acoustic Materials Business, headquartered in Auburn Hills, Michigan, has approximately $40 million in annual sales and is a leading supplier of specialty acoustic materials designed to reduce noise and vibration levels in vehicles during operation. Its customers include Chrysler, Ford and General Motors. The business manufactures and supplies vibration dampers, expandable baffle systems, noise barrier patches, engineered sealants, and anti-rattle aids. The company operates one manufacturing facility in Kansas City, Missouri.

     The acquisition will complement Masland's growing line of automotive acoustic products. Dr. Frank J. Preston, President and Chief Executive Officer of Masland, said, "The acquisition of Dexter's Acoustic Materials Business' assets expands Masland's acoustic product offerings and strengthens Masland's position as the leading acoustic system integrator to the North American automotive industry. We see tremendous opportunity to leverage Masland's customer relationships and acoustic systems integrator capabilities to grow the Acoustic Materials Business."

     Masland Corporation, through its operating subsidiary Masland Industries, is a leading designer and manufacturer of interior trim and acoustic systems for passenger cars and light trucks. The company operates 10 manufacturing facilities in the U.S., Canada, and Mexico; and has a joint venture with Sommer Allibert, Ltd., in the U.K. Customers include Chrysler, Ford, General Motors, Honda, Isuzu, Nissan, and Toyota, as well as most other North American vehicle manufacturers. The company is headquartered in Carlisle, Pennsylvania.

     /delval/
     -0-          6/4/96
     /CONTACT:  Patrick J. Burns of Masland Industries, 717-258-7583/
     (MSLD DEX)

CO:  Masland Corporation; The Dexter Corporation
ST:  Pennsylvania, Michigan
IN:  AUT
SU:  TNM